

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2019

Daniel E. Greenleaf
Chief Executive Officer
BioScrip, Inc.
1600 Broadway
Suite 700
Denver, CO 80202

>   **Re: BioScrip, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 30, 2019**
>   **File No. 001-11993**

Dear Mr. Greenleaf:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Beverages, Apparel and
>   Mining